                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1                 Announcement on 2018/10/17: UMC will convene Q3 2018 Investor Conference

99.2                 Announcement on 2018/10/24: UMC announced its operating results for the third quarter of 2018

99.3                 Announcement on 2018/10/09: September Revenue

99.4                 Announcement on 2018/10/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC will convene Q3 2018 Investor Conference

1. Date of the investor conference: 2018/10/24

2. Time of the investor conference: 17:00

3. Location of the investor conference: Online teleconference

4. Brief information disclosed in the investor conference: UMC Q3 2018 Financial and Operating Results

5. The presentation of the investor conference release:

It will be released after the investor conference

6. Will the presentation be released in the Company’s website:

Yes, please refer to the Company's website at www.umc.com

7. Any other matters that need to be specified: None

Exhibit 99.2

UMC announced its operating results for the third quarter of 2018

1. Date of occurrence of the event: 2018/10/24

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

UMC Reports Third Quarter 2018 Results

3Q18 reaches record high revenue of NT$39.39 billion; 14nm FinFET accounted for 5% of sales

United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) ("UMC" or "The Company"), a leading global semiconductor foundry, today announced its consolidated operating results for the third quarter of 2018.

Third quarter consolidated revenue was NT$39.39 billion, up 1.4% QoQ from NT$38.85 billion in 2Q18 and 4.5% YoY from NT$37.70 billion in 3Q17. Consolidated gross margin for 3Q18 was 17.6%. Net income attributable to stockholders of the parent was NT$1.72 billion, with earnings per ordinary share of NT$0.14.

Jason Wang, co-president of UMC, said, “In the third quarter, foundry revenue reached a record high of NT$39.33 billion, up 1.4% from 2Q18. Foundry operating margin was 6.4%. Utilization rate reached 94%, bringing wafer shipments to 1.8 million 8-inch equivalent wafers. Loading across 8" and mature 12" technologies continued to operate at full capacity, as the company generated NT$10.16 billion of free cash flow during the quarter. In addition, we saw an increase in computing related applications, which offset the decline in the communication segment. From a long-term perspective, we believe numerous essential semiconductor components will continue to strengthen our specialty technology business. For example, Allegro Microsystems, a leader in high-performance power and sensor solutions, signed a multi-year manufacturing agreement with UMC to ensure long-term capacity support for their growing wafer requirements in industrial and automotive segments.”

Co-president Wang continued, “Looking into the next quarter, we are seeing a softening of wafer demand from customers, partly due to continued softness in entry and mid-end smartphones. The recent escalation of trade tensions, rising global crude oil prices and continuous weakening of emerging market currencies could further increase uncertainties in the broader economy. Meanwhile, we will continue the execution of our strategy to invest in return-driven goals while moderating the expansion of advanced technologies. We are confident that UMC’s globalization efforts will increase our customers’ competitive edge through geopolitical risk mitigation while enhancing shareholder value to preserve the best interests of all our stakeholders.”

Fourth Quarter of 2018 Outlook & Guidance

Wafer Shipments: To decrease by 4-5%

ASP in USD: To decline by 4-5%

Profitability: Gross profit margin will be in the low-teens % range

Foundry Segment Capacity Utilization: High 80% range

2018 CAPEX for Foundry Segment: US$1.1 billion

6. Countermeasures: N/A

7. Any other matters that need to be specified: N/A

Exhibit 99.3

United Microelectronics Corporation

October 9, 2018

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of September 2018.

1)	Sales volume (NT$ Thousand)

Period	Items	2018	2017	Changes	%
September	Net sales	11,855,805	11,865,021	(9,216)	(0.08%)
Year-to-Date	Net sales	115,735,370	112,654,032	3,081,338	2.74%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	6,096,000	6,132,000	21,017,242

Note : On December 13,2017, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$ 200 million. The actual amount lent to USC(Xiamen) as of  September 30, 2018 was US$ 0 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	1,700,000	1,700,000	94,577,592
UMC (Note2)	14,081,760	14,164,920	94,577,592
UMC (Note3)	0	0	94,577,592

Note1 : On December 24, 2014, the board of directors resolved to provide endorsement to Nexpower's syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,700 million.

Note2 : On February 22, 2017 and March 7, 2018, the board of directors resolved to provide endorsement to USC(Xiamen) 's syndicated loan from banks for the amount up to US$ 462 million.

Note3 : On April 26, 2017, the board of directors resolved to provide endorsement to SocialNex Italia 1 s.r.l. 's VAT guarantee to Italian Tax Office for the amount up to EUR$ 558 thousand.

4)	Financial derivatives transactions :

aNot under hedging accounting : NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	15,079,577	2,926,080	0
Fair Value	0	0	25,376	0
Net profit (loss) from Fair Value	0	(31,605)	25,376	0
Written-off Trading
Contracts	0	0	30,092,960	0
Realized profit (loss)	0	0	(87,016)	0

bUnder hedging accounting : NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	2,674,000	0
Fair Value	0	0	(64,315)	0
Net profit (loss) from Fair Value	0	0	0	0
Written-off Trading
Contracts	0	0	0	0
Realized profit (loss)	0	0	0	0

Exhibit 99.4

United Microelectronics Corporation

For the month of September, 2018

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of August 31, 2018	Number of shares as of September 30, 2018	Changes

Director

President

President

Vice President

Vice President

Vice President

Vice President

Senior Vice President

Vice President

Vice President

Senior Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Stan Hung

SC Chien

Jason Wang

Lucas S Chang

Chitung Liu

Wenchi Ting

MC Lai

Ming Hsu

Jerry CJ Hu

YS Shen

Stephen K Chen

Steven S Liu

ML Liao

Eric Chen

TS Wu

SS Hong

GC Hung

Francia Hsu

Steven Hsu

Le Tien Jung

SF Tzou

Mindy Lin

Ji Fu Kung

Chih Chong Wang

Yau Kae Sheu

JY Wu

Osbert Cheng

CP Yen

TW Liu

315,380,424

7,894,648

10,200,000

1,500,000

3,340,217

1,500,000

1,526,863

2,128,000

1,505,000

1,500,000

2,275,000

1,500,000

3,540,809

1,610,000

1,549,809

1,666,406

1,500,791

1,500,000

850,000

850,000

1,879,108

1,227,925

850,741

850,000

850,000

850,191

850,938

952,645

866,260

285,380,424

6,094,648

6,600,000

600,000

2,440,217

600,000

626,863

583,000

605,000

75,000

775,000

600,000

2,640,809

600,000

299,809

416,406

600,791

280,000

250,000

250,000

1,279,108

627,925

250,741

250,000

250,000

250,191

250,938

352,645

266,260

30,000,000

(1,800,000)

(3,600,000)

(900,000)

(900,000)

(900,000)

(900,000)

(1,545,000)

(900,000)

(1,425,000)

(1,500,000)

(900,000)

(900,000)

(1,010,000)

(1,250,000)

(1,250,000)

(900,000)

(1,220,000)

(600,000)

(600,000)

(600,000)

(600,000)

(600,000)

(600,000)

(600,000)

(600,000)

(600,000)

(600,000)

(600,000)

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of August 31, 2018	Number of shares as of September 30, 2018	Changes
President	SC Chien	1,890,000	6,090,000	4,200,000